UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2005
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ☐

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2005

ITEM 1 — FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of
Teekay LNG Partners L.P.
We have reviewed the consolidated balance sheet of Teekay LNG Partners L.P. (successor to Teekay Luxembourg S.a.r.l.) and subsidiaries (or the Partnership) as of June 30, 2005 and the related consolidated statements of income (loss) for the three and six months ended June 30, 2005 and 2004 aggregated as follows:
Three months ended June 30, 2005
•	April 1 to May 9, 2005

•	May 10 to June 30, 2005
Three months ended June 30, 2004
•	April 1 to April 30, 2004

•	May 1 to June 30, 2004
Six months ended June 30, 2005
•	January 1 to May 9, 2005

•	May 10 to June 30, 2005
Six months ended June 30, 2004
•	January 1 to April 30, 2004

•	May 1 to June 30, 2004
We have also reviewed the consolidated statements of cash flows for the six months ended June 30, 2005 and 2004, and the changes in partners’ capital/stockholder deficit for the six months ended June 30, 2005 aggregated as follows:
Six months ended June 30, 2005
•	December 31, 2004 to May 9, 2005

•	May 10 to June 30, 2005
These financial statements are the responsibility of the Partnership’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Luxembourg S.a.r.l. (predecessor of Teekay LNG Partners L.P.) and subsidiaries as of December 31, 2004, the related consolidated statements of income, changes in stockholders’ equity (deficit) and cash flows for the nine months ended December 31, 2004 (not presented herein) and in our report dated February 28, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada, July 22, 2005	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended June 30,				Six Months Ended June 30,
	2005		2004		2005		2004
	April 1	May 10	April 1	May 1	January 1	May 10	January 1	May 1
	to	to	to	to	to	to	to	to
	May 9, 2005	June 30, 2005	April 30, 2004	June 30, 2004	May 9, 2005	June 30, 2005	April 30, 2004	June 30, 2004
	$	$	$	$	$	$	$	$

VOYAGE REVENUES	15,365	20,364	10,125	17,453	50,129	20,364	40,718	17,453

OPERATING EXPENSES
Voyage expenses	59	73	610	1,462	251	73	1,842	1,462
Vessel operating expenses	2,777	3,932	2,576	4,584	10,771	3,932	10,302	4,584
Depreciation and amortization	4,541	5,852	2,151	6,426	14,751	5,852	8,585	6,426
General and administrative	1,418	1,274	526	854	2,928	1,274	2,103	854

Total operating expenses	8,795	11,131	5,863	13,326	28,701	11,131	22,832	13,326

Income from vessel operations	6,570	9,233	4,262	4,127	21,428	9,233	17,886	4,127

OTHER ITEMS
Interest expense (notes 8 and 9)	(10,068)	(8,196)	(5,369)	(11,070)	(35,679)	(8,196)	(21,475)	(11,070)
Interest income	2,829	3,003	2,173	3,491	9,098	3,003	8,692	3,491
Foreign currency exchange gain (loss) (note 9)	7,296	22,993	11,007	(9,975)	52,295	22,993	18,010	(9,975)
Interest rate swaps gain	—	—	996	—	—	—	3,985	—
Other income (loss) – net (note 10)	(19,320)	1,670	(11,611)	604	(17,927)	1,670	(10,934)	604

Total other items	(19,263)	19,470	(2,804)	(16,950)	7,787	19,470	(1,722)	(16,950)

Net income (loss)	(12,693)	28,703	1,458	(12,823)	29,215	28,703	16,164	(12,823)

General partner’s interest in net income	—	9,233	—	—	—	9,233	—	—
Limited partners’ interest: (note 15)
Net income (loss)	(12,693)	19,470	1,458	(12,823)	29,215	19,470	16,164	(12,823)
Net income (loss) per:
- Common unit (basic and diluted)	(0.54)	0.64	0.06	(0.55)	1.24	0.64	0.69	(0.55)
- Subordinated unit (basic and diluted)	(0.54)	0.64	0.06	(0.55)	1.24	0.64	0.69	(0.55)
- Total unit (basic and diluted)	(0.54)	0.64	0.06	(0.55)	1.24	0.64	0.69	(0.55)

Weighted-average number of units outstanding:
- Common units (basic and diluted)	8,734,572	15,638,072	8,734,572	8,734,572	8,734,572	15,638,072	8,734,572	8,734,572
- Subordinated units (basic and diluted)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
- Total units (basic and diluted)	23,469,144	30,372,644	23,469,144	23,469,144	23,469,144	30,372,644	23,469,144	23,469,144

     The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30,	December 31,
	2005	2004
	$	$

ASSETS
Current
Cash and cash equivalents	55,875	156,410
Restricted cash – current (note 5)	83,240	82,387
Accounts receivable	3,576	7,197
Prepaid expenses and other assets	2,758	3,449

Total current assets	145,449	249,443

Restricted cash – long-term (note 5)	303,800	352,725
Vessels and equipment (note 9)
At cost, less accumulated depreciation of $10,947 (December 31, 2004 - $5,829)	361,216	366,334
Vessels under capital leases, at cost, less accumulated depreciation of $20,237 (December 31, 2004 - $9,597) (note 5)	619,083	629,569
Advances on newbuilding contracts (note 14)	172,448	49,165

Total vessels and equipment	1,152,747	1,045,068

Other assets	11,061	20,394
Intangible assets – net (note 6)	173,792	178,457
Goodwill (note 6)	39,279	39,279

Total assets	1,826,128	1,885,366

LIABILITIES AND PARTNERS’ CAPITAL/STOCKHOLDER DEFICIT
Current
Accounts payable	2,590	11,411
Accrued liabilities	19,073	8,240
Current portion of long-term debt (note 9)	22,449	22,368
Current obligation under capital leases (note 5)	80,679	87,687
Advances from affiliate (note 8)	520	465,695

Total current liabilities	125,311	595,401
Long-term debt (note 9)	381,186	764,758
Long-term obligation under capital leases (note 5)	481,240	513,361
Other long-term liabilities	14,985	134,848

Total liabilities	1,002,722	2,008,368

Commitments and contingencies (notes 12 and 14)

Minority interest (note 14)	140,554	—

Partners’ capital/Stockholder deficit
Partners’ capital	745,361	—
Capital stock	—	180
Accumulated deficit	—	(79,504)
Accumulated other comprehensive loss (note 11)	(62,509)	(43,678)

Total partners’ capital/stockholder deficit	682,852	(123,002)

Total liabilities and partners’ capital/stockholder deficit	1,826,128	1,885,366

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENT OF PARTNERS’ CAPITAL/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

		PARTNERS’ CAPITAL
		Limited Partners
							Accumulated
	Stockholder						Other
	Deficit					General	Comprehensive
	(Predecessor)	Common		Subordinated		Partner	Loss	Total
	$	Units	$	Units	$	$	$	$

Balance as at December 31, 2004	(123,002)	—	1	—	—	—	—	(123,001)
Net income (January 1 to May 9, 2005)	29,215	—	—	—	—	—	—	29,215
Unrealized loss on derivative instruments (note 13)	(22,874)	—	—	—	—	—	—	(22,874)
Reclassification adjustment for loss on derivative instruments included in net income (note 13)	14,359	—	—	—	—	—	—	14,359
Sale of the Santiago Spirit (note 12)	(3,115)	—	—	—	—	—	—	(3,115)

Balance as at May 9, 2005	(105,417)	—	1	—	—	—	—	(105,416)
Equity contribution by Teekay Shipping Corporation (note 1)	105,417	8,734	211,788	14,735	357,318	11,614	(52,194)	633,943
Proceeds from initial public offering of limited partnership interests, net of offering costs of $15,863 (note 2)	—	6,900	135,937	—	—	—	—	135,937
Issuance of units to non-employee directors (note 2)	—	4	—	—	—	—	—	—
Net income (May 10 – June 30, 2005)	—	—	10,025	—	9,445	9,233	—	28,703
Unrealized loss on derivative instruments (note 13)	—	—	—	—	—	—	(11,916)	(11,916)
Reclassification adjustment for loss on derivative instruments included in net income (note 13)	—	—	—	—	—	—	1,601	1,601

Balance as at June 30, 2005	—	15,638	357,751	14,735	366,763	20,847	(62,509)	682,852

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2005	2004
	$	$

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	57,918	3,341
Non-cash items:
Depreciation and amortization	20,603	15,011
Gain on sale of marketable securities	—	(85)
Loss (gain) on sale of other assets	(186)	11,922
Deferred income taxes	1,500	(1,745)
Foreign currency exchange gain	(79,014)	(6,718)
Interest rate swaps gain	—	(3,985)
Loss from settlement of interest rate swaps	7,820	—
Write-off of capitalized loan costs	7,462	—
Accrued interest and other – net	7,464	(253)
Change in non-cash working capital items related to operating activities	1,458	2,038

Net operating cash flow	25,025	19,526

FINANCING ACTIVITIES
Proceeds from long-term debt	10,900	7,144
Scheduled repayments of long-term debt	(5,600)	(12,236)
Scheduled repayments of capital lease obligations	(3,346)	(2,578)
Prepayments of long-term debt	(339,438)	(20,575)
Proceeds from issuance of common units	141,327	—
Interest rate swap settlement costs	(143,295)	—
Advances from affiliate	353,069	306,048
Advances to affiliate	(184,302)	—
Decrease in restricted cash	10,440	—
Other	—	4,226

Net financing cash flow	(160,245)	282,029

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(48,921)	(10,487)
Purchase of Teekay Shipping Spain, S.L.	—	(297,303)
Proceeds from sale of vessels and equipment	83,606	—
Proceeds from sale of marketable securities	—	899
Proceeds from sale of other assets	—	6,251
Other	—	(727)

Net investing cash flow	34,685	(301,367)

Increase (Decrease) in cash and cash equivalents	(100,535)	188
Cash and cash equivalents, beginning of the period	156,410	21,328

Cash and cash equivalents, end of the period	55,875	21,516

     The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1.	Basis of Presentation

On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments.

On November 3, 2004, Teekay Shipping Corporation formed Teekay LNG Partners L.P., a Marshall Islands limited partnership (or the Partnership), to own and operate the liquefied natural gas (or LNG) and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., which owns the Suezmax tanker, the Granada Spirit, to the Partnership in connection with the Partnership’s initial public offering of common units, which represent limited partner interests in the Partnership. The $54.9 million note receivable was subsequently repaid by the Partnership.

In exchange for these shares and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represent a 75.7% limited partner interest in the Partnership. The Partnership’s general partner, Teekay GP L.L.C. (or the General Partner) received a 2% general partner interest and all of the incentive distribution rights in the Partnership. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation.

The accompanying unaudited consolidated interim financial statements include the accounts of Teekay Spain and its subsidiaries for periods prior to April 30, 2004. The consolidated financial statements include the accounts of Luxco and its subsidiaries, which includes Teekay Spain, for periods subsequent to April 30, 2004 and prior to May 10, 2005. The results for the periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of Teekay Spain at their fair values on the date of acquisition. For periods subsequent to May 10, 2005, the accompanying unaudited consolidated interim financial statements include the accounts of Teekay LNG Partners L.P., its subsidiaries, which include, among others, Luxco and Teekay Spain, and Teekay Nakilat Holdings Corporation, a variable interest entity for which the Partnership is the primary beneficiary. The transfer of the shares of and notes receivable from Luxco and equity interests of Granada Spirit L.L.C. to the Partnership represented a reorganization of entities under common control and consequently was recorded at historical cost. The book value of these assets on their transfer was $633.9 million.

Prior to the acquisition of Teekay Spain by Teekay Shipping Corporation on April 30, 2004, Teekay Spain disposed of three businesses previously held in subsidiaries and unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. The accompanying unaudited consolidated interim financial statements do not include the results of these three unrelated businesses. Proceeds received by Teekay Spain from the sale of these businesses have been accounted for as an equity contribution. In addition, immediately preceding the closing of the acquisition, Teekay Spain sold to its then controlling stockholder marketable securities, real estate, a yacht and other assets. The accompanying unaudited consolidated interim financial statements include results related to these assets.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the consolidated financial statements of Luxco for the nine months ended December 31, 2004 and Teekay Spain for the year ended December 31, 2004 contained in the Partnership’s Prospectus filed with the U.S. Securities and Exchange Commission on May 6, 2005 in connection with the initial public offering. In the opinion of the General Partner’s management, these interim statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in partners’ capital/stockholder deficit and cash flows for the interim periods presented. The results of operations for the interim periods presented

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated.

2.	Initial Public Offering

On May 10, 2005, the Partnership completed its initial public offering (or the Offering) of 6.9 million common units at a price of $22.00 per unit. This included 0.9 million common units sold to the underwriters in connection with the exercise of their over-allotment option. The proceeds received by the Partnership from the Offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 6,900,000 common units at $22.00 per unit	$151,800

Use of proceeds from sale of common units:
Underwriting and structuring fees	$10,473
Professional fees and other offering expenses to third parties	5,390
Repayment of advances from Teekay Shipping Corporation	129,400
Working capital	6,537

$151,800

Concurrently with the Offering, the Partnership awarded 700 common units as compensation to each of the Partnership’s five non-employee directors. These common units reverse vest equally over a three-year period.

3.	Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, the Predecessor acquired all of the outstanding shares of Tapias and renamed it Teekay Shipping Spain S.L. The Predecessor acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Management of the General Partner believes the acquisition of Teekay Spain’s business has provided the Partnership with a strategic platform from which to expand its presence in the LNG shipping sector and immediate access to reputable LNG operations. The Partnership anticipates this will benefit it in acquiring future LNG projects. These benefits contributed to the recognition of goodwill. Teekay Spain’s results of operations have been consolidated with the Partnership’s results commencing May 1, 2004.

As at June 30, 2005, the Partnership’s LNG fleet consisted of seven vessels, including three vessels currently under construction that Teekay Shipping Corporation has agreed to sell all of its interest in to the Partnership upon delivery of the first vessel, which is scheduled for the fourth quarter of 2006 (please see Note 14(b)). All seven vessels are contracted under long-term, fixed-rate time charters to international energy companies. As at June 30, 2005, the Partnership’s conventional crude oil tanker fleet consisted of five Suezmax tankers, including one newbuilding which delivered in July 2005. All five Suezmax tankers are contracted under long-term, fixed-rate time charters with a major Spanish oil company.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table summarizes the fair value of the assets acquired and liabilities of the Partnership at April 30, 2004.

As at
April 30, 2004
$
ASSETS
Cash, cash equivalents and short-term restricted cash	85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash – long-term	311,664
Other assets – long-term	15,355
Intangible assets subject to amortization:
Time-charter contracts (weighted-average useful life of 19.2 years)	183,052
Goodwill ($3.6 million Suezmax tanker segment and $35.7 million LNG carrier segment)	39,279

Total assets acquired	1,463,796

LIABILITIES
Current liabilities	98,428
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439

Total liabilities assumed	1,165,611

Net assets acquired (cash consideration)	298,185

4.	Segment Reporting

The Partnership has two reportable segments: its Suezmax tanker segment and its LNG carrier segment. The Partnership’s Suezmax tanker segment consists of conventional crude oil tankers operating on fixed-rate time-charter contracts. Prior to December 2004, it also included one Suezmax tanker operating on the spot market. The Partnership’s LNG carrier segment consists of LNG carriers subject to fixed-rate time charters. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s consolidated financial statements.

The following tables include results for these segments for the interim periods presented in these financial statements.

	Three Months Ended June 30, 2005
	April 1 to May 9, 2005			May 10 to June 30, 2005
	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	4,746	10,619	15,365	6,204	14,160	20,364
Voyage expenses	58	1	59	72	1	73
Vessel operating expenses	1,151	1,626	2,777	1,763	2,169	3,932
Depreciation and amortization	1,317	3,224	4,541	1,553	4,299	5,852
General and administrative (1)	709	709	1,418	667	607	1,274

Income from vessel operations	1,511	5,059	6,570	2,149	7,084	9,233

Expenditures for vessels and equipment	—	—	—	4,959	—	4,959

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended June 30, 2004
	April 1 to April 30, 2004			May 1 to June 30, 2004
	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	6,122	4,003	10,125	9,454	7,999	17,453
Voyage expenses	602	8	610	1,347	115	1,462
Vessel operating expenses	1,799	777	2,576	2,947	1,637	4,584
Depreciation and amortization	1,512	639	2,151	3,679	2,747	6,426
General and administrative (1)	394	132	526	638	216	854

Income from vessel operations	1,815	2,447	4,262	843	3,284	4,127

Expenditures for vessels and equipment	267	80	347	4,651	314	4,965

	Six Months Ended June 30, 2005
	January 1 to May 9, 2005			May 10 to June 30, 2005
	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	15,246	34,883	50,129	6,204	14,160	20,364
Voyage expenses	202	49	251	72	1	73
Vessel operating expenses	4,800	5,971	10,771	1,763	2,169	3,932
Depreciation and amortization	4,005	10,746	14,751	1,553	4,299	5,852
General and administrative (1)	1,464	1,464	2,928	667	607	1,274

Income from vessel operations	4,775	16,653	21,428	2,149	7,084	9,233

Expenditures for vessels and equipment	43,962	—	43,962	4,959	—	4,959

	Six Months Ended June 30, 2004
	January 1 to April 30, 2004			May 1 to June 30, 2004
	Suezmax	LNG		Suezmax	LNG
	Tanker	Carrier		Tanker	Carrier
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	24,708	16,010	40,718	9,454	7,999	17,453
Voyage expenses	1,809	33	1,842	1,347	115	1,462
Vessel operating expenses	7,196	3,106	10,302	2,947	1,637	4,584
Depreciation and amortization	6,047	2,538	8,585	3,679	2,747	6,426
General and administrative (1)	1,577	526	2,103	638	216	854

Income from vessel operations	8,079	9,807	17,886	843	3,284	4,127

Expenditures for vessels and equipment	5,039	483	5,522	4,651	314	4,965

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
A reconciliation of total segment assets to total assets presented in the unaudited consolidated interim balance sheet is as follows:

	As at	As at
	June 30,	December 31,
	2005	2004
	$	$

Total assets of the Suezmax tanker segment	264,563	287,058
Total assets of the LNG carrier segment	1,492,903	1,423,191
Cash and cash equivalents and marketable securities	55,875	156,410
Accounts receivable and other assets	12,787	18,707

Consolidated total assets	1,826,128	1,885,366

5.	Capital Lease Obligations and Restricted Cash

Capital Leases

Suezmax Tankers. As at June 30, 2005, the Partnership was a party to capital leases on four Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels at the end of their respective lease terms for a fixed price. As at June 30, 2005, the weighted-average interest rate implicit in these capital leases was 7.7%. As at June 30, 2005, the remaining commitments under these capital leases, including the purchase obligations, approximated $210.6 million, including imputed interest of $26.3 million, repayable as follows:

Year	Commitment
2005	$10.4	million
2006	145.8	million
2007	3.9	million
2008	3.9	million
2009	3.8	million
Thereafter	42.8	million
LNG Carriers. As at June 30, 2005, the Partnership was a party to capital leases on two LNG carriers, which are structured as “Spanish tax leases”. Under the terms of the Spanish tax leases, the Partnership will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at June 30, 2005, the weighted-average interest rate implicit in the Spanish tax leases was 5.7%. As at June 30, 2005, the commitments under these capital leases, including the purchase obligations, approximated 365.3 million Euros ($441.9 million), including imputed interest of 53.2 million Euros ($64.3 million), repayable as follows:

Year	Commitment
2005	77.1 million Euros ($93.3 million)
2006	123.2 million Euros ($149.0 million)
2007	23.3 million Euros ($28.1 million)
2008	24.4 million Euros ($29.5 million)
2009	25.6 million Euros ($31.0 million)
Thereafter	91.7 million Euros ($111.0 million)
During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which has been deferred and is being amortized over the remaining estimated useful life of the vessels.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Restricted cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 317.8 million Euros ($384.4 million) and 309.5 million Euros ($421.6 million) as at June 30, 2005 and December 31, 2004, respectively. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (please see Note 9) and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at June 30, 2005 and December 31, 2004, the weighted-average interest rate earned on the deposits was 5.3%.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $2.6 million and $13.5 million as at June 30, 2005 and December 31, 2004, respectively.

6.	Intangible Assets and Goodwill

As at June 30, 2005, intangible assets consisted of:

Weighted-
	Average	Gross		Net
	Amortization	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount
	(years)	$	$	$
Time-charter contracts	19.2	182,522	8,760	173,792
All intangible assets were recognized on April 30, 2004 (please see Note 3). Amortization expense of intangible assets for the interim periods presented is as follows:

Three Months Ended June 30,				Six Months Ended June 30,
2005		2004		2005		2004
April 1	May 10	April 1	May 1	January 1	May 10	January 1	May 1
to	to	to	to	to	to	to	to
May 9, 2005	June 30, 2005	April 30, 2004	June 30, 2004	May 9, 2005	June 30, 2005	April 30, 2004	June 30, 2004
$	$	$	$	$	$	$	$

1,037	1,296	—	1,763	3,369	1,296	—	1,763

The Partnership’s intangible assets are being amortized on a straight-line basis over the term of the time- charter contracts.
The carrying amount of goodwill as at June 30, 2005 and December 31, 2004 for the Partnership’s reporting segments is as follows:

	Suezmax	LNG
	Tanker	Carrier
	Segment	Segment	Total
	$	$	$

Balance as at June 30, 2005 and December 31, 2004 (note 3)	3,648	35,631	39,279

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
7.	Cash Flows

Cash interest paid by the Partnership during the six months ended June 30, 2005 and 2004 totaled $41.1 million and $21.1 million, respectively.

Income taxes paid by the Partnership during the six months ended June 30, 2005 and 2004 totaled $3.2 million and $1.1 million, respectively.

8.	Advances from Affiliate

	June 30,	December 31,
	2005	2004
	$	$

Euro-denominated Demand Promissory Notes	—	371,073
Euro-denominated Participating Loan	—	94,622
Other (non-interest bearing)	520	—

Total	520	465,695

During the period from January 1, 2004 to May 10, 2005, Teekay Shipping Corporation made loans, net of repayments, to a subsidiary of the Partnership totaling 574.7 million Euros ($740.2 million) for the purchase of Teekay Spain (please see Note 3), for the repayment of terms loans associated with two of the Partnership’s LNG carriers (please see Note 9) and to settle interest rate swaps (please see Note 13). These loans, including 2.0 million Euros ($2.6 million) of unpaid accrued interest, were contributed by Teekay Shipping Corporation to the Partnership in connection with the Offering.
Interest payments on these Euro-denominated loans were based on the 12-month EURIBOR (June 30, 2005 – 2.1% and December 31, 2004 – 2.4%) plus a margin with the exception of one loan of 67.1 million Euros ($86.5 million), which was based on a fixed rate of 5.4%. At June 30, 2005 and at December 31, 2004, these margins ranged between 1.7% and 2.5%. The interest expense incurred on these loans for the interim periods presented is as follows:

Three Months Ended June 30,				Six Months Ended June 30,
2005		2004		2005		2004
April 1	May 10	April 1	May 1	January 1	May 10	January 1	May 1
to	to	to	to	to	to	to	to
May 9, 2005	June 30, 2005	April 30, 2004	June 30, 2004	May 9, 2005	June 30, 2005	April 30, 2004	June 30, 2004
$	$	$	$	$	$	$	$

2,526	—	—	2,438	7,325	—	—	2,438

9.	Long-Term Debt

	June 30,	December 31,
	2005	2004
	$	$

U.S. Dollar-denominated Term Loans due through 2005	14,462	343,390
Euro-denominated Term Loans due through 2023	389,173	443,736

	403,635	787,126
Less current portion	22,449	22,368

Total	381,186	764,758

The Partnership has several term loans outstanding, which, as at June 30, 2005, totaled $14.5 million of U.S. Dollar-denominated loans and 321.7 million Euros ($389.2 million) of Euro-denominated loans. The Euro-denominated loans were used to make restricted cash deposits that fully fund payments under capital

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
leases (please see Note 5). Immediately preceding the Offering, the Partnership repaid $337.3 million of term loans associated with two LNG carriers.
In connection with the Offering, one of the Partnership’s LNG carrier-owning subsidiaries amended its term loan agreement to provide for a $100 million senior secured revolving credit facility (or the Revolver). As at June 30, 2005, this facility was undrawn. The Revolver may be used by the Partnership for general partnership purposes and to fund cash distributions. Under the Revolver, the Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolver is available to the Partnership until September 2009.
All Euro-denominated term loans and Euro-denominated advances from affiliates (please see Note 8) are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Partnership recognized foreign exchange gains (losses) during the interim periods presented as follows:

Three Months Ended June 30,				Six Months Ended June 30,
2005		2004		2005		2004
April 1	May 10	April 1	May 1	January 1	May 10	January 1	May 1
to	to	to	to	to	to	to	to
May 9,	June 30,	April 30,	June 30,	May 9,	June 30,	April 30,	June 30,
2005	2005	2004	2004	2005	2005	2004	2004
$	$	$	$	$	$	$	$

7,296	22,993	11,007	(9,975)	52,295	22,993	18,010	(9,975)

Interest payments on the U.S. Dollar-denominated term loans and the Revolver are based on LIBOR plus a margin. Interest payments on the Euro-denominated term loans are based on EURIBOR plus a margin. At June 30, 2005 and December 31, 2004, these margins ranged between 0.5% and 1.3%.
The weighted-average effective interest rate for debt outstanding at June 30, 2005 was 3.6% (U.S. Dollar-denominated debt) and 3.3% (Euro-denominated debt). These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (please see Note 13).
The term loans reduce in monthly payments with varying maturities through 2023. All term loans of the Partnership are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.
The Partnership’s obligations under the Revolver are secured by a first-priority mortgage on one of its LNG carriers, the Hispania Spirit, and a pledge of certain shares of the subsidiary operating the carrier.
The aggregate long-term debt principal repayments required for periods subsequent to June 30, 2005 are $18.4 million (2005), $8.3 million (2006), $8.9 million (2007), $9.5 million (2008), $10.2 million (2009) and $348.4 million (thereafter).
All of the Partnership’s vessel financing is arranged on a vessel-by-vessel basis, and each financing is secured by the applicable vessel. The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. The Partnership’s term loans relating to its LNG carriers contain covenants that require the maintenance of restricted cash deposits, unencumbered liquidity and minimum tangible net worth. In addition, the Partnership’s shipowning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The Partnership’s term loan for one of its LNG carriers, the Catalunya Spirit, contains covenants that require the maintenance of a minimum liquidity of 5.0 million Euros and to provide for a 1.2 million Euro restricted cash deposit annually.
10.	Other Income (Loss) – Net

	Three Months Ended June 30,				Six Months Ended June 30,
	2005		2004		2005		2004
	April 1	May 10	April 1	May 1	January 1	May 10	January 1	May 1
	to	to	to	to	to	to	to	to
	May 9,	June 30,	April 30,	June 30,	May 9,	June 30,	April 30,	June 30,
	2005	2005	2004	2004	2005	2005	2004	2004
	$	$	$	$	$	$	$	$
Loss on cancellation of interest rate swaps	(7,820)	—	—	—	(7,820)	—	—	—
Gain (loss) on sale of assets	—	186	(11,922)	—	—	186	(11,922)	—
Write-off of capitalized loan costs	(7,462)	—	—	—	(7,462)	—	—	—
Income tax recovery (expense)	(4,004)	1,672	161	573	(2,648)	1,672	645	573
Miscellaneous	(34)	(188)	150	31	3	(188)	343	31

Other income (loss) – net	(19,320)	1,670	(11,611)	604	(17,927)	1,670	(10,934)	604

11.	Comprehensive Income (Loss)

	Three Months Ended June 30,				Six Months Ended June 30,
	2005		2004		2005		2004
	April 1	May 10	April 1	May 1	January 1	May 10	January 1	May 1
	to	to	to	to	to	to	to	to
	May 9,	June 30,	April 30,	June 30,	May 9,	June 30,	April 30,	June 30,
	2005	2005	2004	2004	2005	2005	2004	2004
	$	$	$	$	$	$	$	$
Net income (loss)	(12,693)	28,703	1,458	(12,823)	29,215	28,703	16,164	(12,823)
Other comprehensive income (loss):
Unrealized loss on derivative instruments	(24,882)	(11,916)	—	(9,420)	(22,874)	(11,916)	—	(9,420)
Reclassification adjustment for loss on derivative instruments included in net income	9,246	1,601	—	4,428	14,359	1,601	—	4,428
Unrealized gain on marketable securities	—	—	—	—	—	—	467	—
Reclassification adjustment for gain on available-for- sale securities included in net income	—	—	—	—	—	—	(55)	—

Comprehensive income (loss)	(28,329)	18,388	1,458	(17,815)	20,700	18,388	16,576	(17,815)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
12.	Related Party Transactions
a)	On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C., which owns the Suezmax tanker, the Granada Spirit, to the Partnership in connection with the Partnership’s initial public offering on May 10, 2005 of common units, which represent limited partner interests in the Partnership. The $54.9 million note receivable was subsequently repaid by the Partnership.

b)	The Partnership has entered into an omnibus agreement with Teekay Shipping Corporation, the General Partner and others governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

c)	The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries will provide the Partnership with administrative, advisory, technical and strategic consulting services for a reasonable, arms-length fee. During the period from May 10, 2005 to June 30, 2005, the Partnership incurred $0.2 million of these costs.

d)	The General Partner was reimbursed by the Partnership for all expenses necessary or appropriate for the conduct of the Partnership’s business. During the period from May 10, 2005 to June 30, 2005, the Partnership incurred $0.1 million of these costs.

e)	The Partnership has entered into an agreement with Teekay Shipping Corporation to purchase all of its interest (which will not be less than 70%) in Teekay Nakilat Holdings Corporation (or Teekay Nakilat), which in turn owns three LNG newbuildings and the related 20-year time charters. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. The estimated purchase price of a 100% interest in Teekay Nakilat is approximately $124.5 million, plus the assumption of approximately $468.0 million of long-term debt. This purchase agreement has resulted in the consolidation of Teekay Nakilat as a variable interest entity (please see Note 14).

f)	Following Teekay Shipping Corporation’s contribution of the Granada Spirit LLC to the Partnership on the closing of the Offering, the Partnership entered into a short-term, fixed-rate time charter and vessel sales agreement with a subsidiary of Teekay Shipping Corporation for the Granada Spirit.

On May 26, 2005, the Partnership sold the Granada Spirit to a subsidiary of Teekay Shipping Corporation for $20.6 million, resulting in a gain on sale of $0.2 million. Net voyage revenues earned under the time-charter agreement with Teekay Shipping Corporation were $0.5 million.

g)	In early 2005, the Partnership completed the sale of the Santiago Spirit (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, has been accounted for as an equity distribution.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
13.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes.

As at June 30, 2005, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR-based debt whereby certain of the Partnership’s floating-rate debt was swapped with fixed-rate obligations:

			Fair Value	Weighted-
			/ Carrying	Average	Fixed
	Interest	Principal	Amount of	Remaining	Interest
	Rate	Amount	Liability	Term	Rate
	Index	$	$	(years)	(%) (1)

Euro-denominated interest rate swaps (2)	EURIBOR	389,173	14,985	19.0	3.8

(1)	Excludes the margin the Partnership pays on its floating-rate debt (please see Note 9).

(2)	Principal amount reduces monthly to 70.1 million Euros ($84.8 million) by the maturity dates of the swap agreements.
During April 2005, the Predecessor repaid term loans of $337.3 million on two LNG carriers and settled related interest rate swaps. The Predecessor recognized a loss of $7.8 million as a result of these interest rate swap settlements. During April 2005, the Predecessor also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements has been deferred in accumulated other comprehensive income and will be recognized over the remaining term of the term loans. The cost to settle all of these interest rate swaps was $143.3 million.

Changes in the fair value of the designated interest rate swaps (cash flow hedges) are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

The Partnership is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

14.	Commitments and Contingencies

	(a)	As at June 30, 2005, the Partnership was committed to the construction of one Suezmax tanker (the Toledo Spirit) scheduled for delivery in July 2005, at a total cost of approximately $47.6 million, excluding capitalized interest. As at June 30, 2005, payments made towards this commitment totaled $14.3 million, excluding capitalized interest and miscellaneous construction costs, and long-term financing arrangements exist for the remaining $33.3 million contract cost of this vessel. During July 2005, the Partnership sold and leased back this vessel upon its delivery.

	(b)	The Partnership has entered into an agreement with Teekay Shipping Corporation to purchase all of its interest (which will not be less than 70%) in Teekay Nakilat, which in turn owns three LNG newbuildings and the related 20-year time charters. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. The estimated purchase price of a 100% interest in Teekay Nakilat is approximately $124.5 million, plus the assumption of approximately $468.0 million of long-term debt.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability corporation, trust, or any other legal

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both then FIN 46 requires that this party consolidate the VIE.

The Partnership has consolidated Teekay Nakilat in its June 30, 2005 balance sheet, as Teekay Nakilat was determined to be a VIE and the Partnership is its primary beneficiary. The Partnership’s maximum exposure to loss at June 30, 2005, as a result of its commitment to purchase Teekay Shipping Corporation’s interest in Teekay Nakilat, is limited to Teekay Shipping Corporation’s costs related to the construction and delivery of the three LNG newbuildings and the cost of capital on construction payments made to the shipyard.

As at June 30, 2005, the assets of Teekay Nakilat consisted of the three LNG newbuildings, which had a carrying value of $140.6 million. These assets have been financed by equity investments in Teekay Nakilat by Teekay Shipping Corporation. The assets and liabilities of Teekay Nakilat were recorded at historical cost as the Partnership and Teekay Nakilat are under common control. The equity investments in Teekay Nakilat are accounted for as minority interest in the Partnership’s June 30, 2005 balance sheet.

15.	Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income allocated to the General Partner’s interest from the issuance date of the units of May 10, 2005, as described below, by the weighted average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units (or the limited partnership units) received by Teekay Shipping Corporation in exchange for net assets contributed to the Partnership, or 23,469,144 units.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for the periods subsequent to May 10, 2005 was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items. Net income for the period from May 10 to June 30, 2005 was $28.7 million, which included a $23.0 million foreign currency translation gain relating primarily to long-term debt denominated in Euros. The limited partners’ interest in net income for this period was $19.5 million. The actual cash distributions made to the limited partners for this period totaled $7.2 million.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the period from May 10, 2005 to June 30, 2005, net income exceeded $0.4625 per unit (prorated for this period) and consequently the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the period from May 10, 2005 to June 30, 2005, net income exceeded the minimum quarterly distribution of $0.4125 per unit (prorated for this period) and consequently the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders.

16.	Subsequent Events
a)	In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers. The vessels are scheduled to deliver in late 2008 and early 2009, respectively. Teekay Shipping Corporation is entering into these transactions with an Indonesian partner who has taken a 30% interest in the vessels and related contracts. In accordance with an existing agreement, Teekay Shipping Corporation is required to offer its ownership interest in these vessels and related charter contracts to the Partnership.

b)	In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (III) (or RasGas III), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas III at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total contract price of approximately $1 billion. Teekay Shipping Corporation is entering into these transactions with Qatar Gas Transport Company which has taken a 60% interest in the vessels and related contracts. In accordance with an existing agreement, Teekay Shipping Corporation is required to offer its ownership interest in these vessels and related charter contracts to the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2005
PART I – FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
Teekay LNG Partners L.P. is an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. We manage our business and analyze and report our results of operations on the basis of the following two business segments:
LNG Carrier Segment. We have four LNG carriers, including one vessel delivered in July 2004 and one vessel delivered in December 2004, all of which are subject to long-term, fixed-rate charters. In addition, we have contracted to acquire from Teekay Shipping Corporation all of its interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat), which owns three LNG newbuilding carriers. The purchase will occur upon the delivery of the first newbuilding, which is scheduled during the fourth quarter of 2006. The estimated purchase price in Teekay Nakilat is approximately $124.5 million, plus the assumption of approximately $468.0 million of long-term debt. The remaining two carriers are scheduled for delivery in the first half of 2007. The three LNG carriers to be acquired from Teekay Shipping Corporation will commence service under 20-year, fixed-rate charters with Ras Laffan Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Gas Transport Company Ltd. (or Qatar Gas) and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar. Teekay Shipping Corporation agreed that Qatar Gas will have three options to purchase up to an aggregate 30% interest in the RasGas II vessels through ownership in Teekay Nakilat. These options are exercisable up to the delivery of each of the three RasGas II vessels. Accordingly, we will own between a 70% and 100% indirect interest in each of the RasGas II vessels and related time charters, depending upon whether and to what extent Qatar Gas exercises these options. Payments made by Qatar Gas upon any exercise of its options will, if made prior to our purchase of Teekay Shipping Corporation’s interest in Teekay Nakilat, reduce our purchase price.
In the three and six months ended June 30, 2005, our LNG carrier segment generated 69.6% and 69.8%, respectively, of our total net voyage revenue. In the three and six months ended June 30, 2004, this segment generated 46.6% and 43.5%, respectively, of our total net voyage revenue.
Suezmax Tanker Segment. We have five Suezmax conventional crude oil tankers, including a new Suezmax tanker, the Toledo Spirit, that delivered in July 2005, and following the sale in May 2005 of our only single-hulled Suezmax tanker, the Granada Spirit. During most of 2004, we had six Suezmax tankers, while during most of the first six months of 2005, we had four Suezmax tankers. We describe our Suezmax tanker dispositions and deliveries in more detail under “Results of Operations – Suezmax Tanker Segment”. All of our Suezmax tankers operate under long-term, fixed-rate time charters.
In the three and six months ended June 30, 2005, our Suezmax tanker segment generated 30.4% and 30.2%, respectively, of our total net voyage revenue. In the three and six months ended June 30, 2004, this segment generated 53.4% and 56.5%, respectively, of our total net voyage revenue.
Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the LNG sector by selectively targeting long-term, fixed-rate time charters. We may enter into joint venture and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue these growth opportunities in the LNG sector. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations.
Our fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation, through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), acquired Tapias on April 30, 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain). Tapias was acquired for $298.2 million in cash, plus the assumption of existing debt and then remaining newbuilding commitments. Please read Item 1 — Financial Statements: Note 3 – Acquisition of Teekay Shipping Spain S.L.

Our Charters
We generate revenues by charging customers for the transportation of their LNG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:
•	Time charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, based on inflation, interest rates or current market rates; and

•	Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or “spot”, market rate.
In the three and six months ended June 30, 2005, we derived 100.0% of our revenues from time charters. In the three and six months ended June 30, 2004, we derived 86.3% and 82.6% of our revenues from time charters and 13.7% and 17.4% of our revenues from voyage charters, respectively. During these periods, all our vessels were employed on long-term time charters, except the Granada Spirit, which operated under voyage charters in the spot market during 2004. We do not anticipate earning revenues from voyage charters in 2005 or in the foreseeable future.
“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate includes two general components – a capital cost component and an operating expense component. The capital component typically approximates the amounts we are required to pay under vessel financing obligations and, for our Suezmax tankers, adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for voyage and vessel operating expenses and provide us with a profit. The time charter for one of our Suezmax tankers, the Teide Spirit, which began operating in the fourth quarter of 2004, contains a component providing for additional revenues beyond the fixed hire rate when current market rates exceed specified amounts.
When a vessel is “off-hire”—or not available for service—the customer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel will be deemed to be off-hire if it is in drydock. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; unscheduled drydocking for repairs, maintenance or inspection; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
The average remaining term of our existing long-term, fixed-rate time charters is approximately 20 years for our LNG carriers and 16 years for our Suezmax tankers, subject, in certain circumstances, to termination or purchase rights. The initial term of each of our LNG and Suezmax newbuilding charters is 20 years (with the exception of one LNG charter at 25 years) from delivery of the vessel.
Our customers include major energy companies and their affiliates. We derive a substantial majority of our revenues from a limited number of customers. During the six months ended June 30, 2005 and 2004, we derived 83% of our revenues from three customers – Compania Espanola de Petroleos, S.A. (30% and 39%), Repsol YPF, S.A. (34% and 21%) and Gas Natural SDG, S.A. (19% and 23%). After delivery of the three RasGas II LNG newbuildings and commencement of the related charters, we expect to derive a significant amount of revenues from RasGas II. The loss of any customer or time charter, or a significant decline in payments under any of our time charters, could materially and adversely affect our revenues, cash flows and operating results.
Our Initial Public Offering
On November 3, 2004, Teekay Shipping Corporation formed us to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries, all wholly-owned subsidiaries of Teekay Shipping Corporation. On May 6, 2005, Teekay Shipping Corporation contributed to us all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C., which owns the Suezmax tanker, the Granada Spirit. The $54.9 million note receivable was subsequently repaid by us. In exchange for these shares and assets, we issued to Teekay Shipping Corporation 8,734,572 common units and 14,734,572 subordinated units, which represent a 75.7% limited partner interest in us.

Our general partner, Teekay GP L.L.C., also received a 2% general partner interest and all of the incentive distribution rights in us. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. On May 10, 2005, we closed our initial public offering of common units and sold 6,900,000 common units at $22.00 per unit for proceeds of $151.8 million, before underwriting costs and offering expenses. Please read Item 1 — Financial Statements: Note 2 – Initial Public Offering.
New Long-Term, Fixed-Rate LNG Contracts Awarded
In July and August 2005, Teekay Shipping Corporation announced that it has been awarded long-term, fixed-rate contracts to charter six LNG carriers, and have entered into agreements to construct a total of six LNG carriers in connection with these awards. Two of the LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, and four will be chartered for a period of 25 years (with options to extend up to and additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (III). Partners in each of these projects will participate in the ownership of the time charters and related vessels, and Teekay Shipping Corporation will offer to us its interest in these charters and vessels. Please read Item 1 – Financial Statements: Note 16 – Subsequent Events.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Voyage Revenues. Voyage revenues primarily include revenues from time charters and prior to our transfer of the Suezmax tanker, the Granada Spirit to Teekay Shipping Corporation in December 2004, voyage charters. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.
Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.
Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).
Vessel Operating Expenses. Under all types of charters for our vessels, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses and depreciation and amortization, but prior to the deduction of net interest expense, income taxes, foreign currency and interest rate swap gains or losses, and other income and losses.
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:
•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters acquired in the Teekay Spain acquisition (over the remaining terms of the charters), which was initially determined at approximately $183.1 million in April 2004 when Teekay Shipping Corporation acquired Teekay Spain.
Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys.
Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period.
Utilization. An indicator of the use of our fleet during a given period, which is determined by dividing our revenue days by our calendar-ship-days for the period.
Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrow under term loans and deposit the proceeds into restricted cash accounts and (b) enter into capital leases, also referred to as “bareboat charters”, for the vessels. The restricted cash deposits, together with interest earned thereon, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. We also maintain restricted cash deposits relating to certain term loans and other obligations.
For more information, please read Item 1 – Financial Statements: Note 5 – Capital Lease Obligations and Restricted Cash.
Foreign Currency Fluctuations. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations can be attributed to the following factors:
•	Unrealized end of period revaluations. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Most of our foreign currency gains and losses are attributable to this revaluation in respect of our Euro-denominated term loans.

•	Foreign currency revenues and expenses. A portion of our voyage revenues are denominated in Euros. A substantial majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense and interest income.
For more information, please read Item 3 — Quantitative and Qualitative Disclosures About Market Risk.
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•	Our financial results reflect changes in our capital structure. Prior to the closing of our initial public offering, we repaid $337.3 million of term loans on two LNG carriers and settled related interest rate swaps. We also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. In addition, on May 6, 2005, Teekay Shipping Corporation contributed to us all but $54.9 million of its notes receivable from Luxco, among other assets. The $54.9 million note receivable was subsequently repaid by us. These reductions in our debt and effective interest rates have decreased the amount of our interest expense.

•	Our financial results reflect the revaluation of our assets and liabilities. On April 30, 2004, Teekay Shipping Corporation acquired 100% of the issued and outstanding shares of Teekay Spain through Luxco, which Teekay Shipping Corporation subsequently contributed to us. Results for periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets, including intangible assets and goodwill, and liabilities of Teekay Spain at their fair values on the date of acquisition. This revaluation primarily increased depreciation and amortization expense. Please read Item 1 — Financial Statements: Note 1 – Basis of Presentation.

•	The size of our LNG carrier and Suezmax tanker fleets has changed. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. In particular, during most of 2004, we had six Suezmax tankers, while during most of the first six months of 2005, we had four Suezmax tankers, and we have increased the size of our LNG carrier fleet from two carriers in early 2004 to four in 2005. Please read “Results of Operations – LNG Carrier Segment” and “ – Suezmax Tanker Segment.”

•	We do not anticipate earning revenues from voyage charters in the foreseeable future. Since December 2004, all of our vessels have operated under fixed-rate time charters, and we do not anticipate earning revenues from voyage charters in the foreseeable future. Our 2004 results reflect relatively high voyage charter rates earned by the Granada Spirit, which operated under voyage charters based on spot market rates and which was part of our fleet until December 2004 when we sold it to Teekay Shipping Corporation. Teekay Shipping Corporation contributed the Granada Spirit back to us on May 6, 2005 and we concurrently chartered it to Teekay Shipping Corporation under a short-term, fixed-rate time charter until we disposed of it on May 26, 2005.

•	We are incurring additional general and administrative expenses following our initial public offering. At the closing of our initial public offering, we and certain of our subsidiaries entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries provide us and our subsidiaries certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services will depend on the amount and type of services provided during each period. We may also pay “incentive fees” to Teekay Shipping Corporation to reward and motivate it for pursuing LNG projects that we may elect to undertake, and we may grant equity compensation that would result in an expense to us. In addition, we will incur expenses as a result of being a publicly traded limited partnership, including costs associated with annual reports to unitholders and SEC filings, investor relations, incremental director and officer liability insurance costs and director compensation.

Results of Operations
The following tables present our operating results by reportable segment for the three and six months ended June 30, 2005 and 2004, and compare our net voyage revenues for those periods to the most directly comparable GAAP financial measure. For ease of comparison, we combined the results of the various time periods set forth in our consolidated statements of income (loss) into three and six-month comparison periods.

	Three Months Ended			Three Months Ended
	June 30, 2005			June 30, 2004
	(Unaudited)			(Unaudited)
	Suezmax	LNG		Suezmax	LNG
(in thousands of U.S. dollars, except Operating	Tanker	Carrier		Tanker	Carrier
Data)	Segment	Segment	Total	Segment	Segment	Total
Voyage revenues	10,950	24,779	35,729	15,576	12,002	27,578
Voyage expenses	130	2	132	1,949	123	2,072

Net voyage revenues	10,820	24,777	35,597	13,627	11,879	25,506
Vessel operating expenses	2,914	3,795	6,709	4,746	2,414	7,160
Depreciation and amortization	2,870	7,523	10,393	5,191	3,386	8,577
General and administrative (1)	1,376	1,316	2,692	1,032	348	1,380

Income from vessel operations	3,660	12,143	15,803	2,658	5,731	8,389

Operating Data:
Revenue Days (A)	385	364	749	546	182	728
Calendar-Ship-Days (B)	385	364	749	546	182	728
Utilization (A)/(B)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

	Six Months Ended			Six Months Ended
	June 30, 2005			June 30, 2004
	(Unaudited)			(Unaudited)
	Suezmax	LNG		Suezmax	LNG
(in thousands of U.S. dollars, except Operating	Tanker	Carrier		Tanker	Carrier
Data)	Segment	Segment	Total	Segment	Segment	Total
Voyage revenues	21,450	49,043	70,493	34,162	24,009	58,171
Voyage expenses	274	50	324	3,156	148	3,304

Net voyage revenues	21,176	48,993	70,169	31,006	23,861	54,867
Vessel operating expenses	6,563	8,140	14,703	10,143	4,743	14,886
Depreciation and amortization	5,558	15,045	20,603	9,726	5,285	15,011
General and administrative(1)	2,131	2,071	4,202	2,215	742	2,957

Income from vessel operations	6,924	23,737	30,661	8,922	13,091	22,013

Operating Data:
Revenue Days (A)	741	709	1,450	1,092	364	1,456
Calendar-Ship-Days (B)	745	724	1,469	1,092	364	1,456
Utilization (A)/(B)	99.5%	97.9%	98.7%	100.0%	100.0%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Three and Six Months Ended June 30, 2005 Versus Three and Six Months Ended June 30, 2004
LNG Carrier Segment
We operated four LNG carriers during the three and six months ended June 30, 2005 and two LNG carriers during the same periods last year. This increased our total calendar-ship-days by 100.0% and 98.9%, from 182 and 364 days in the three and six months ended June 30, 2004 to 364 and 724 days in the three and six months ended June 30, 2005. These two additional LNG carriers were delivered in July 2004 and December 2004 (collectively, the LNG Deliveries).

Net Voyage Revenues. Net voyage revenues increased 108.4% and 105.0% to $24.8 million and $49.0 million, respectively, for the three and six months ended June 30, 2005, from $11.9 million and $23.9 million for the same periods last year. These increases were primarily the result of:
•	increases of $12.5 million and $25.1 million, respectively, relating to the LNG Deliveries;

•	increases of $0.4 million and $0.8 million, respectively, due to the effect on our Euro-denominated revenue from the strengthening of the Euro against the U.S. Dollar during the three and six months ended June 30, 2005; and

•	a decrease of $0.8 million in the six months ended June 30, 2005 from 15.2 days of off-hire for one of our LNG carriers during February 2005.
Vessel Operating Expenses. Vessel operating expenses increased 58.3% and 72.3% to $3.8 million and $8.1 million, respectively, for the three and six months ended June 30, 2005, from $2.4 million and $4.7 million for the same periods last year. These increases were primarily the result of:
•	increases of $1.2 million and $2.3 million, respectively, relating to the LNG Deliveries;

•	increases of $0.1 million and $0.2 million, respectively, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during the three and six months ended June 30, 2005 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew); and

•	increases of $0.1 million and $0.9 million, respectively, relating to repair and maintenance work completed on our LNG carriers during February 2005.
Depreciation and Amortization. Depreciation and amortization increased 120.6% and 183.0% to $7.5 million and $15.0 million, respectively, for the three and six months ended June 30, 2005, from $3.4 million and $5.3 million for the same periods last year. These increases were primarily the result of:
•	increases of $3.9 million and $7.9 million, respectively, relating to the LNG Deliveries;

•	increases of $0.2 million and $0.7 million, respectively, resulting from an increase in the book values of the Teekay Spain vessels acquired on April 30, 2004 to their respective fair values; and

•	an increase of $1.1 million in the six months ended June 30, 2005, from the amortization, as an intangible asset, of the value of the Teekay Spain time charters acquired on April 30, 2004.
Suezmax Tanker Segment
During the three and six months ended June 30, 2005, we operated five Suezmax tankers, compared to six Suezmax tankers in the same periods last year. The results of our Suezmax tanker segment reflect the following fleet changes during 2004 and the six months ended June 30, 2005:
•	the delivery of a Suezmax tanker newbuilding (Teide Spirit) in November 2004 (or the Suezmax Delivery);

•	the sale of two Suezmax tankers (Sevilla Spirit and Leon Spirit) in the fourth quarter of 2004 (collectively, the Suezmax Dispositions);

•	the sale of a Suezmax tanker (Granada Spirit) to Teekay Shipping Corporation in December 2004, in connection with a significant drydocking and re-flagging of the vessel, the contribution of this vessel to us on May 6, 2005, and the subsequent sale back to Teekay Shipping Corporation on May 26, 2005 (collectively, the Granada Spirit Transactions); and

•	the delivery and concurrent sale of the Suezmax tanker newbuilding (Santiago Spirit) to Teekay Shipping Corporation in March 2005.
As a result, our total calendar-ship-days decreased by 29.5% and 31.8% to 385 and 745 days, respectively, for the three and six months ended June 30, 2005, from 546 and 1,092 calendar-ship-days for the same periods last year.

Net Voyage Revenues. Net voyage revenues decreased 20.6% and 31.6% to $10.8 million and $21.2 million, respectively, for the three and six months ended June 30, 2005, from $13.6 million and $31.0 million for the same periods last year. These decreases were primarily the result of:
•	decreases of $4.3 million and $9.5 million, respectively, relating to the Suezmax Dispositions; and

•	decreases of $2.9 million and $9.0 million, respectively, relating to the Granada Spirit Transactions, which include the change in employment of the Granada Spirit from operating on the spot market during 2004 to operating under a lower fixed-rate time charter during the period from May 6, 2005 to May 26, 2005, when we disposed of the vessel;

partially offset by:

•	increases of $3.4 million and $7.3 million, respectively, relating to the Suezmax Delivery; and

•	increases of $1.0 million and $1.4 million, respectively, due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for all Suezmax tankers other than the Granada Spirit. However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense.
Vessel Operating Expenses. Vessel operating expenses decreased 38.3% and 34.7% to $2.9 million and $6.6 million, respectively, for the three and six months ended June 30, 2005, from $4.7 million and $10.1 million for the same periods last year. These decreases were primarily the result of:
•	decreases of $2.5 million and $5.2 million, respectively, relating to the Suezmax Dispositions and the Granada Spirit Transactions;

partially offset by:

•	increases of $0.5 million and $1.1 million, respectively, relating to the Suezmax Delivery;

•	increases of $0.2 million and $0.3 million, respectively, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during the three and six months ended June 30, 2005 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew); and

•	an increase of $0.3 million in the six months ended June 30, 2005 relating to repair and maintenance work completed on our Suezmax tankers during January 2005.
Depreciation and Amortization. Depreciation and amortization decreased 44.2% and 42.3% to $2.9 million and $5.6 million, respectively, for the three and six months ended June 30, 2005, from $5.2 million and $9.7 million for the same periods last year. These decreases were primarily the result of:
•	decreases of $3.0 million and $5.9 million, respectively, relating to the Suezmax Dispositions and the Granada Spirit Transactions;

partially offset by:

•	increases of $0.6 million and $1.3 million, respectively, relating to the Suezmax Delivery; and

•	increases of $0.1 million and $0.5 million, respectively, resulting from an increase in the book values of the Teekay Spain vessels acquired on April 30, 2004 to their respective fair values.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 92.9% and 40.0% to $2.7 million and $4.2 million, respectively, for the three and six months ended June 30, 2005, from $1.4 million and $3.0 million for the same periods last year. These increases were primarily the result of:
•	increases of $0.5 million and $0.6 million, relating to the legal costs associated with repayment of term loans and settlement of interest rate swaps made in connection with our initial public offering;

•	an increase of $0.3 million for each of the three and six-month periods in 2005 associated with (a) services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Shipping Corporation in connection with our initial public offering, (b) fees and cost reimbursements of our general partner and (c) additional expenses as a result of being a publicly traded limited partnership;

•	increases of $0.2 million and $0.5 million relating to a bonus program for shore staff adopted in December 2004; and

•	a number of smaller factors which increased general and administrative expenses by $0.3 million in the three months ended June 30, 2005 and decreased general and administrative expenses by $0.2 million in the six months ended June 30, 2005.
Interest Expense. Interest expense increased 12.0% and 35.0% to $18.3 million and $43.9 million, respectively, for the three and six months ended June 30, 2005, from $16.4 million and $32.5 million for the same periods last year. These increases were primarily the result of:
•	increases of $3.5 million and $5.4 million, respectively, relating to the increase in debt used to finance the LNG Deliveries and Suezmax Delivery, partially offset by the reduction in interest expense from the repayments of debt with the proceeds of the Suezmax Dispositions;

•	increases of $2.2 million and $4.6 million, respectively, relating to the increase in capital lease obligations in connection with the delivery of one LNG carrier in December 2004, partially offset by lower interest expense resulting from scheduled capital lease repayments on a second LNG carrier which delivered in August 2003. These vessels have been financed pursuant to Spanish tax lease arrangements, under which we borrow under term loans and deposit the proceeds into restricted cash accounts and enter into capital leases for the vessels. As a result, these increases in interest expense are offset by a corresponding increase in the interest income from restricted cash;

•	increases of $0.1 million and $4.9 million, respectively, relating to the interest-bearing loans from Teekay Shipping Corporation during April 2004 for the purchase of Teekay Spain and commencing December 2004 and April 2005 for the repayment of term loans, partially offset by the reduction of interest expense resulting from Teekay Shipping Corporation’s contribution of these loans to us in connection with our initial public offering; and

•	increases of $0.4 million and $0.8 million, respectively, due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during the three and six months ended June 30, 2005;

partially offset by:

•	a decrease of $4.3 million for each of the three and six-month periods in 2005 resulting from the repayment of $337.3 million of term loans and the settlement of related interest rate swaps.
Interest Income. Interest income remained relatively unchanged during the three and six months ended June 30, 2005, which totaled $5.8 million and $12.1 million, respectively, and $5.7 million and $12.2 million for the same periods last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on two of our LNG carriers. These changes were primarily the result of:
•	decreases of $1.1 million and $2.1 million, respectively, resulting from $76.3 million of cash withdrawals during December 2004 used to make scheduled repayments of capital lease obligations (including accrued interest);

•	increases of $0.7 million and $1.4 million, respectively, from $54.5 million of additional cash being placed in restricted cash deposits during December 2004; and

•	increases of $0.5 million and $0.6 million, respectively, due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during the three and six months ended June 30, 2005.

Foreign Currency Exchange Gains. Foreign currency exchange gains were $30.3 million and $75.3 million for the three and six months ended June 30, 2005, respectively, compared to $1.0 million and $8.0 million for the same periods in 2004. These foreign currency exchange gains, substantially all of which are unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. These gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Interest Rate Swaps Gains. We incurred gains of $1.0 million and $4.0 million during the three and six months ended June 30, 2004, respectively, due to the changes in fair values of our interest rate swaps. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in fair values of these swaps that occurred prior to April 30, 2004 have been recorded in earnings as “interest rate swaps gain (losses)”.
Other Loss. Other loss of $17.7 million and $16.3 million in the three and six months ended June 30, 2005, respectively, resulted primarily from:
•	a $7.8 million loss from the settlement of interest rate swaps that were being used to hedge the interest rate risk on two of our term loans that we repaid in April 2005;

•	a $7.5 million loss from the write-off of capitalized loan costs relating to the two term loans we repaid in April 2005;

•	income tax expense of $2.3 million and $0.1 million, respectively, incurred during the three and six months ended June 30, 2005; and

•	other miscellaneous expenses of $0.3 million and $1.1 million, respectively, was recognized during the three and six months ended June 30, 2005;

partially offset by:

•	a $0.2 gain from the sale of the Granada Spirit to Teekay Shipping Corporation during May 2005.
Other loss of $11.0 million and $10.3 million in the three and six months ended June 30, 2004, respectively, resulted primarily from:
•	a $11.9 million loss on the sale of non-shipping assets by Teekay Spain immediately preceding its acquisition on April 30, 2004 by Luxco;

partially offset by:

•	income tax recoveries of $0.7 million and $1.2 million, respectively, incurred during the three and six months ended June 30, 2004; and

•	other miscellaneous income and gains on the sale of marketable securities of $0.2 million and $0.4 million, respectively, during the three and six months ended June 30, 2004.
Net Income (Loss). As a result of the foregoing factors, net income was $16.0 million and $57.9 million, respectively, for the three and six months ended June 30, 2005, compared to a net loss of $11.4 million for the three months ended June 30, 2004 and net income of $3.3 million for the six months ended June 30, 2004.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at June 30, 2005, our total cash and cash equivalents totaled $55.9 million, compared to $156.4 million at December 31, 2004. Our total liquidity including cash and undrawn long-term borrowings, was $155.9 million as at June 30, 2005, compared to $156.4 million as at December 31, 2004. Total liquidity as at June 30, 2005 includes our undrawn $100 million senior secured revolving credit facility. In connection with our initial public offering, one of our LNG carrier-owning subsidiaries amended its term loan agreement to provide for the revolving credit facility. We may use this credit facility for general partnership purposes and to fund cash distributions. Under the credit facility, we are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The credit facility is available to us until September 2009.

Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations while our long-term sources of funds will be from cash from operations, term loans and other debt or equity financings.
We believe that cash flows from operations will be sufficient to meet our short-term liquidity needs for at least the next 12 months. We will need to raise additional capital to finance the purchase of Teekay Shipping Corporation’s interest in Teekay Nakilat, which purchase is anticipated to occur in the fourth quarter of 2006 and first half of 2007, and the purchase of our five Suezmax tankers that we are required to purchase at the end of their capital lease terms. We anticipate that we will be able to purchase these five tankers by assuming the outstanding financing obligations that relate to them; however, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We may be unable to raise additional funds on favorable terms, if at all.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended June 30,
	2005	2004
	($000’s)	($000’s)
	(unaudited)
Sources of Cash:
Operating activities:	25,025	19,526
Financing activities:
Advances from affiliate	353,069	306,048
Proceeds from issuance of common units	141,327	—
Proceeds from long-term debt	10,900	7,144
Other	10,440	11,376
Investing activities:
Proceeds from sale of vessels and equipment	83,606	—

	624,367	344,094

Uses of Cash:
Financing activities:
Repayments of debt and capital lease obligations	348,384	35,389
Advances to affiliate	184,302	—
Interest rate swap settlement costs	143,295	—
Investing activities:
Expenditures for vessels and equipment	48,921	10,487
Purchase of Teekay Shipping Spain S.L.	—	297,303
Other	—	727

	724,902	343,906

Net Increase (Decrease) in Cash and Cash Equivalents	(100,535)	188

Operating Cash Flows. Net cash flow from operating activities increased to $25.0 million in the six months ended June 30, 2005, from $19.5 million for the same period in 2004, primarily reflecting the increase in the size of our LNG fleet.
Financing Cash Flows. During the six months ended June 30, 2004, Teekay Shipping Corporation advanced to us $306.0 million primarily for the purchase of Teekay Spain. During the six months ended June 30, 2005, Teekay Shipping Corporation advanced a further $353.1 million to us and we used these funds along with existing cash balances to repay certain term loans and settle certain interest rate swaps. Teekay Shipping Corporation contributed to us all but for $54.9 million of these loans and other assets in connection with the offering in exchange for notes payable of $129.4 million which were repaid from the proceeds of the offering and partnership interests in us. Net proceeds from long-term debt were $10.9 million and $7.1 million for the six months ended June 30, 2005 and 2004, respectively. We used these funds to make newbuilding installment payments.

Investing Cash Flows. During the six months ended June 30, 2005, we incurred capital expenditures for vessels and equipment of $48.9 million. These capital expenditures primarily represent installment payments for two Suezmax tankers under construction. During the six months ended June 30, 2005, we sold two Suezmax tankers to Teekay Shipping Corporation for gross proceeds of $83.6 million, of which $63.0 million was used to repay debt and the remaining $20.6 million was part of our June 30, 2005 cash balance.
For a more comprehensive discussion about some of our ship financing arrangements, please see Note 5 to the financial statements included herein. For information about restrictive covenants in our credit facilities, please see Note 9 to the financial statements included herein.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2005:

		Less			More
		than 1	1 – 3	3 – 5	than 5
	Total	year	years	years	years

	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	14.5	14.5	—	—	—
Commitments under capital leases (2) (3)	210.6	10.4	149.7	7.7	42.8
Newbuilding installments (4)	33.3	33.3	—	—	—
Purchase obligation (5)	124.5	—	124.5	—	—

Total U.S. Dollar-denominated obligations	382.9	58.2	274.2	7.7	42.8

Euro-Denominated Obligations: (6)
Long-term debt (7)	389.2	3.9	17.2	19.7	348.4
Commitments under capital leases (2) (8)	441.9	93.3	177.1	60.5	111.0

Total Euro-denominated obligations	831.1	97.2	194.3	80.2	459.4

Totals	1,214.0	155.4	468.5	87.9	502.2

(1)	Excludes interest payments which are based on LIBOR plus a margin.

(2)	Includes amounts we are required to pay to purchase the vessels at the end of the lease terms. Please see Note 5 to the financial statements included herein.

(3)	Excludes payments for a Suezmax tanker (the Toledo Spirit) on capital lease that was delivered in July 2005.

(4)	Represents remaining construction costs, excluding capitalized interest, supervision and other miscellaneous costs, for the Toledo Spirit which was delivered in July 2005.

(5)	Represents our estimate of the purchase price of Teekay Nakilat’s interest in the three RasGas II LNG carrier newbuildings, excluding the assumption of approximately $468.0 million of debt. Assumes Qatar Gas does not exercise its options to purchase up to an aggregate 30% interest in the RasGas II vessels. In connection with our purchase, we anticipate that we will assume approximately $68.6 million of construction installment payments due in 2007 for the last two of the three vessels.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2005.

(7)	Excludes interest payments which are based on EURIBOR plus a margin.

(8)	Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.
Critical Accounting Policies
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 1 to the Predecessor’s consolidated financial statements in our Prospectus filed with the SEC on May 6, 2005.

Revenue Recognition
We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.
Prior to 2005, we generated a portion of our revenues from voyage charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses from voyage charters are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.
In applying the percentage of completion method, we believe that, in most cases, the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We have used this method of revenue recognition for all spot voyages. However, we did not begin recognizing voyage revenue until a charter had been agreed to by the customer and us, even if the vessel had discharged its cargo and was sailing to the anticipated load port on its next voyage.
Vessel Lives and Impairment
The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 years or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.
Drydocking
Generally, we drydock each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs in the month of the subsequent drydocking.
Goodwill and Intangible Assets
We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows.

Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and six months ended June 30, 2005 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future financial condition and results of operations and our future revenues and expenses; growth prospects of the LNG shipping sector and tanker market; LNG and tanker market fundamentals, including the balance of supply and demand in the LNG and tanker market; future capital expenditures and availability of capital resources to fund capital expenditures; obtaining LNG projects that we or Teekay Shipping Corporation bid on; vessel acquisitions; delivery dates of and financing for newbuildings; the commencement of service of newbuildings under long-term contracts; our liquidity needs; the expected timing, amount and method of financing for the purchase of Teekay Nakilat; and the timing of the commencement of the RasGas II, RasGas III and Tangguh LNG projects. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG infrastructure constraints and community and environmental group resistance to new LNG infrastructure; potential development of an active short-term or spot LNG shipping market; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Prospectus filed with the SEC on May 6, 2005. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2005
PART I – FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at June 30, 2005, our unhedged floating-rate borrowings totaled $14.5 million.
The following table sets forth further information about our interest rate swap agreements and long-term debt as at June 30, 2005 and December 31, 2004.

		Carrying
	Contract	Amount of
	Amount	Liability	Fair Value
	(in millions of U.S. dollars)
June 30, 2005
Interest Rate Swap Agreements:
Euro-denominated	389.2	15.0	(15.0)
Long-Term Debt:
U.S. Dollar-denominated (including capital lease obligations)	198.8	198.8	(198.8)
Euro-denominated (including capital lease obligations)	766.8	766.8	(766.8)
December 31, 2004
Interest Rate Swap Agreements:
U.S. Dollar-denominated	328.5	44.3	(44.3)
Euro-denominated	441.0	90.6	(90.6)
Long-Term Debt:
U.S. Dollar-denominated (including capital lease obligations)	531.2	531.2	(531.2)
Euro-denominated (including capital lease obligations)	857.0	857.0	(857.0)
Our Euro-denominated revenues currently approximate our Euro-denominated expenses and Euro-denominated principal and interest payments. For this reason, we have not entered into any arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities.
The table below provides information about our financial instruments at June 30, 2005, which are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Rate (8)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate Debt
U.S. Dollar-denominated (1)	14.5	—	—	—	—	—	3.6%
Euro-denominated (2) (3)	3.9	8.3	8.9	9.5	10.2	348.4	3.3%
Capital Lease Obligations (4)
Fixed-Rate Obligations (5)	3.4	134.0	1.9	1.9	2.0	41.1	7.7%
Average Interest Rate (6)	7.7%	8.9%	4.4%	4.4%	4.4%	4.4%
Interest Rate Swaps: (7)
Contract Amount (Euro-denominated) (3)	3.9	8.3	8.9	9.5	10.2	348.4	3.8%
Average Fixed Pay Rate (2)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)	Interest payments for U.S. Dollar-denominated debt are based on LIBOR.

(2)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(3)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2005.

(4)	Excludes the capital lease obligations (present value of minimum lease payments) of 312.1 million Euros ($377.6 million) on two of our LNG carriers. Under the terms of these lease obligations, we are required to have on deposit with financial institutions an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations. Consequently, we are not subject to interest rate risk from these obligations.

(5)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation.

(6)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(7)	The average variable receive rate for our interest rate swaps is set monthly at 1-month EURIBOR or semi-annually at the 6-month EURIBOR.

(8)	Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating-rate debt, as at June 30, 2005 and average fixed pay rate for our swap agreements, as applicable. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of June 30, 2005 ranged from 1.1% to 1.3%.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2005
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
Unregistered Sales of Equity Securities:
On May 6, 2005, in connection with the Partnership’s initial public offering, Teekay Shipping Corporation contributed all of the outstanding shares of Teekay Luxembourg S.a.r.l. and other assets to the Partnership. In exchange for these shares and assets, the Partnership issued to Teekay Shipping Corporation 8,734,572 common units and 14,734,572 subordinated units, which represent an aggregate 75.7% limited partner interest. The securities were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. For further information, please read Item 1 – Financial Statements: Note 1 – Basis of Presentation.
Use of Proceeds:
On May 10, 2005, the Partnership completed its initial public offering of 6,900,000 common units at a price of $22.00 per unit. The managing underwriter was Citigroup Global Markets Inc. The 6,900,000 common units sold in the offering were registered under the Securities Act of 1933 on Registration Statement Form F-1 (File No. 333-120727), which the SEC declared effective on May 5, 2005. For information regarding the use of proceeds, please read Item 1 – Financial Statements: Note 2 – Initial Public Offering.
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Submission of Matters to a Vote of Security Holders
None
Item 5 – Other Information
None
Item 6 – Exhibits
The following exhibits are filed as part of this Report:

3.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)

3.2	Form of First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (2)

3.3	Certificate of Formation of Teekay G.P. L.L.C. (1)

3.4	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)

15.1	Acknowledgement of Independent Registered Public Accounting Firm.

(1)	Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Appendix A to the Partnership’s Rule 424(b)(4) Prospectus filed with the SEC on May 6, 2005, and hereby incorporated by reference to such Prospectus.

(3)	Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

By: Teekay GP L.L.C., its general partner

Date: August 15, 2005	By:	/s/ Peter Evensen

Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 15.1
ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
August 15, 2005
To the Board of Directors and Unitholders of Teekay LNG Partners L.P.
We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-124647) pertaining to Teekay LNG Partners L.P. 2005 Long Term Incentive Plan of our report dated July 22, 2005, relating to the unaudited consolidated interim financial statements of Teekay LNG Partners L.P. and its subsidiaries that is included in its interim report (Form 6-K) for the three and six months ended June 30, 2005.
Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.
/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada